SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                                 AMENDMENT NO. 6

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          HEALTHCARE TECHNOLOGIES LTD.
                                (Name of issuer)


                  ORDINARY SHARES, PAR VALUE NIS 0.04 PER SHARE
                         (Title of Class of Securities)

                                   M 5296L 135
                                 (CUSIP Number)

                                  GARETH KEENE
                              GAMIDA FOR LIFE B.V.
                             P.O. BOX 87459, 1080 JL
                             AMSTERDAM, NETHERLANDS
                               TEL 31-20-540-8989
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notice and Communications)

                                OCTOBER 16, 2003
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

     The, information required on the remainder of this cover page shall not be deemed to, be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. M5296L 135

1.   Name of Reporting Person SS or I.R.S. Identification No. of Above Person

GAMIDA FOR LIFE B.V.

     I.R.S. Employer Identification No.: Not Applicable.
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)

     (a)  [ ]

     (b)  [ ]

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3.   SEC Use only

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4.   Source of Fund. (See Instructions): WC

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5    Check if Disclosure of Legal Proceedings is Required Pursuant to items 2(d)
     or 2(e)                                                          [ ]

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6    Citizenship or Place of Organization: The Netherlands.

 Number of Shares; Benefically Owned by

     7.   Sole Voting Power:            5,013,576 Shares
     ---------------------------------------------------------------------------

     8.   Shared Voting Power:          None
     ---------------------------------------------------------------------------

     9.   Sole Dispositive Power:       5,013,576 Shares
     ---------------------------------------------------------------------------

     10.  Shared Dispositive Power:     None
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person : 5,013,576 Shares.
--------------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see
     instructions)                                                   [ ]
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13.  Percent of Class Represented by Amount in Row (11): 65.6%
--------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions): CO.


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


ITEM 1. SECURITY AND ISSUER

     Ordinary Shares, par value NIS 0.04 per share (the "Ordinary Shares") of Healthcare Technologies Ltd. ("Healthcare" or the "Issuer") Kiryat Minrav, 3 Habosem St., Ashdod Israel 77610.


ITEM 2. IDENTITY AND BACKGROUND

     (a) This statement is filed by Gamida for Life B.V., a Netherlands corporation ("Gamida B.V")

     (b) The business address of Gamida B.V. is P.O. Box 87459, 1080 JL, Amsterdam, Netherlands

     (c) Gamida B.V. is a private company. The Managing Directors of Gamida B.V. are Hella Kropf, Gareth Keene, Colin Longhurst and Annelies Majoie. Mr. Daniel Kropf is the controlling shareholder of the parent Company of Gamida B.V.

     (d) None of the persons referred to in Paragraph (a) and (c) above, has during the last five years, been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors).

     (e) None of the persons referred to in Paragraphs (a) and (c) above, has during the last five years, been a party to a civil proceeding of a judicial or administration body of competent Jurisdiction and as a result of such proceedings was or is subject to a judgment decree of final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The citizenship of the Gamida B.V. managing directors is as follows: H. Kropf - Italian; G. Keene - British; C. Longhurst - British; A. Majoie - Dutch.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

     On October 16, 2003, Gamida B.V. acquired 1,122,317 Ordinary Shares (the "Shares") in a private transaction for a purchase price of $1.27 per share. The source of funds for these acquisitions was a capital contribution from Gamida B.V.'s shareholder.

ITEM 4. PURPOSE OF TRANSACTION

     The purpose of the acquisition of the Shares by Gamida B.V. is to enhance Gamida B.V.'s control of the Issuer and for investment purpose.


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


     Gamida B.V. does not have any present plans or proposal, which would relate to or result in any of the events or actions described in sub-paragraphs (a) through (j) of Item 4.

     Schedule 13D. Nothing set forth above should be interpreted to preclude Gamida B.V. from making any plans or proposals, which would relate or result in any of the events or actions described in sub- paragraphs (a) through (j) of item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) and (b). The number of Ordinary Shares of the Issuer held by Gamida B.V. and by each person named in response to Item 2 as of the date hereof are as follows:

                                  AGGREGATE NUMBER               PERCENTAGE OF
    NAME                         OF SHARES OWNED (2)             OUTSTANDING (1
    ----                         -------------------             --------------

    Gamida for life B.V.              5,013,576                      65.6%
    ----------------
    (1) Based on 7,643,727 Ordinary Shares Outstanding as of December 31, 2002.


     (c) During the 60 days preceding the data of this Statement, Gamida did not sell any Ordinary Shares of the Issuer.

     During the sixty days preceding the date of this Statement, none of the named in response to Paragraph (a) made any transactions in the Ordinary Shares of the issuer, except as indicated in Item 3 above.

     (d) No person other than each respective record owner referred to herein of Ordinary Shares is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such Ordinary Shares.

     (e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
        OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Not Applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Not Applicable


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



                                   SIGNATURES

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the Information set forth in this statement is true complete and correct.

                                                     GAMIDA FOR LIFE B.V.



                                                     By:      /S/ GARETH KEENE
                                                     -------------------------
                                                     Name:  Gareth Keene
                                                     Title:   Managing Director

DATED: OCTOBER 22, 2003



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